UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                         Mobius Management Systems, Inc.
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                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
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                         (Title of Class of Securities)

                                    606925105
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ] Rule 13d-1(b)
                   [ ] Rule 13d-1(c)
                   [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A).    NAME OF ISSUER:  Mobius Management Systems, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              120 Old Post Road, Rye, New York  10580.

ITEM 2(A). NAMES OF PERSONS FILING: New Enterprise Associates VII, Limited Partnership ("NEA VII") and NEA Presidents' Fund, L.P. ("Presidents") (collectively, the "Funds"); NEA Partners VII, Limited Partnership ("NEA Partners VII"), which is the sole general partner of NEA VII, and NEA General Partners, L.P. ("Presidents Partners"), which is the sole general partner of Presidents (collectively, the "GPLPs"); and Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald H. Kase ("Kase"),
              C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall"), and Mark W. Perry ("Perry") (collectively, the "General Partners"). All of the General Partners are individual general partners of NEA Partners VII. All of the General Partners except Morris are individual general partners of Presidents Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of NEA VII, NEA Partners VII, Presidents, Presidents Partners, Dorman, Marks, Morris, Nehra, Newhall and Perry is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kase, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11911 Freedom Drive, One Fountain Square, Suite 580, Reston, Virginia 20190.

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: NEA VII is the record owner of 1,000,000 shares of Common Stock (the "NEA VII Shares") as of December 31, 1999. Presidents is the record owner of 27,300 shares of Common Stock as of December 31, 1999 (the "Partners Shares"). As the sole general partner of NEA VII, NEA Partners VII may be deemed to own beneficially the NEA VII Shares. As the sole general partner of Presidents, Presidents Partners may be deemed to own beneficially the Presidents Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, each Fund and GPLP may be deemed to share the power to direct the disposition and vote of the NEA VII Shares and the Presidents Shares, for an aggregate of 1,027,300 shares (the "Record Shares").

                     As individual general partners: Barris may be deemed to beneficially own the NEA Partners VII Shares, the NEA VII Shares, the Presidents Shares, the Presidents Partners Shares and is the record owner of 13,605 shares as of December 31, 1999, and he holds an option to purchase 10,000 shares, which option is exercisable within 60 days after December 31, 1999 for a total of 1,050,905 shares. Kase may be deemed to beneficially own the NEA Partners VII Shares, the NEA VII Shares, the Presidents Shares, the Presidents Partners Shares and is the record owner of 8,176 shares as of December 31, 1999, for a total of 1,035,476 shares. Marks may be deemed to beneficially own the NEA Partners VII Shares, the NEA VII Shares, the Presidents Shares, the Presidents Partners Shares and is the record owner of 11,984 shares as of December 31, 1999, for a total of 1,039,284 shares. McConnell may be deemed to beneficially own the NEA Partners VII Shares, the NEA VII Shares, the Presidents Shares, the Presidents Partners Shares and is the record owner of 10,902 shares as of December 31, 1999, for a total of 1,038,202 shares. Nehra may be deemed to own beneficially own the NEA Partners VII Shares, the NEA VII Shares, the Presidents Shares, the Presidents Partners Shares and is the record owner of 4,687 shares as of December 31, 1999, for a total of 1,031,987 shares. Newhall may be deemed to beneficially own the NEA Partners VII Shares, the NEA VII Shares, the Presidents Shares, the Presidents Partners Shares and is the record owner of 6,842 shares as of December 31, 1999, for a total of 1,034,142 shares. Dorman, Kramlich and Perry may be deemed to beneficially own the Record Shares for a total of 1,027,300 shares. Morris may be deemed to beneficially own the NEA Partners VII Shares and the NEA VII Shares for a total of 1,000,000 shares.

              (b)    Percent of Class: Barris, Kase, Marks, McConnell and
                     Newhall: 5.8%. Dorman, Kramlich, Nehra and Perry: 5.7%.
                     Morris: 5.6%. The foregoing percentage is calculated based on the 17,976,962 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Mobius Management Systems, Inc. for the quarter ended September 30, 1999, as adjusted pursuant to Rule 13d-13(d)(1).

              (c)    Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: Barris: 23,605 shares; Kase: 8,176 shares; Marks: 11,984 shares;
                        McConnell: 10,902 shares; Nehra: 4,687 shares and
                        Newhall: 6,842 shares. 0 for Dorman, Kramlich, Morris and Perry.

                  (ii) shared power to vote or to direct the vote: 1,027,300 shares for each Reporting Person except Morris. 1,000,000 shares for Morris.

                 (iii)  sole power to dispose or to direct the disposition of:
                        Barris: 23,605 shares; Kase: 8,176 shares; Marks: 11,984 shares; McConnell: 10,902 shares; Nehra: 4,687 shares and Newhall: 6,842 shares. 0 for Dorman, Kramlich, Morris and Perry.

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,027,300 shares for each Reporting Person except Morris. 1,000,000 shares for Morris.

              Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Not applicable.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 16, 1999 ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO COMMON STOCK OF MOBIUS MANAGEMENT SYSTEMS, INC. REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2000

NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:   NEA PARTNERS VII, LIMITED PARTNERSHIP

      By:           *
          -----------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP

By:           *
     ----------------------------
       Charles W. Newhall III
       General Partner


NEA PRESIDENTS' FUND, L.P.

By:  NEA GENERAL PARTNERS, L.P.

By:           *
     ----------------------------
       Charles W. Newhall III
       General Partner


NEA GENERAL PARTNERS, L.P.

By:           *
     ----------------------------
       Charles W. Newhall III
       General Partner


      *
---------------------------------
Peter J. Barris


      *
---------------------------------
Frank A. Bonsal, Jr.

      *
---------------------------------
Ronald H. Kase


      *
---------------------------------
C. Richard Kramlich


      *
---------------------------------
Arthur J. Marks


      *
---------------------------------
Thomas C. McConnell


      *
---------------------------------
Peter T. Morris


      *
---------------------------------
John M. Nehra


      *
---------------------------------
Charles W. Newhall III


      *
---------------------------------
Mark W. Perry


                                         By: /s/ Nancy L. Dorman
                                             ----------------------------------
                                             Nancy L. Dorman, in her individual
                                             capacity and as Attorney-in-Fact

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This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., and on February 16, 1999 in connection with a Schedule 13G for Applied Imaging Corp., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 1.